Exhibit 99.1

Genetron Health Announces Shareholders’ Approval of Merger Agreement

BEIJING, China, February 21, 2024 (GLOBE NEWSWIRE) — Genetron Holdings Limited (“Genetron Health” or the “Company”, NASDAQ: GTH), a leading precision oncology platform company in China that specializes in offering molecular profiling tests, early cancer screening products and companion diagnostics development, announced today that at an extraordinary general meeting of shareholders (the “EGM”) held today, the Company’s shareholders voted in favor of, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of October 11, 2023 (the “Merger Agreement”), among the Company, New Genetron Holding Limited (“Parent”) and Genetron New Co Limited (“Merger Sub”), pursuant to which, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), the plan of merger (the “Plan of Merger”) required to be filed with the Registrar of Companies of the Cayman Islands, and the transactions contemplated thereby, including the Merger.

Approximately 75.4% of the Company’s total ordinary shares outstanding as of 5 p.m. New York City time on the record date of February 9, 2024 voted in person or by proxy at the EGM. Of the ordinary shares voted at the EGM, approximately 99.9% voted in favor of the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were therefore duly authorized and approved by way of special resolutions as required by, and in compliance with, the Companies Act of the Cayman Islands.

Completion of the Merger is subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. The Company will work with the other parties to the Merger Agreement towards satisfying all other conditions precedent to the Merger set forth in the Merger Agreement and completing the Merger as quickly as possible. If and when completed, the Merger would result in the Company becoming a privately held company and the American depositary shares (each representing fifteen (15) ordinary shares of the Company) would no longer be listed on The Nasdaq Global Market, and the Company’s ADS program would be terminated. In addition, the Company’s ordinary shares would cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the Merger.

About Genetron Holdings Limited

Genetron Holdings Limited (“Genetron Health” or the “Company”) (Nasdaq: GTH) is a leading precision oncology platform company in China that specializes in cancer molecular profiling and harnesses advanced technologies in molecular biology and data science to transform cancer treatment. The Company has developed a comprehensive oncology portfolio that covers the entire spectrum of cancer management, addressing needs and challenges from early screening, diagnosis and treatment recommendations, as well as continuous disease monitoring and care. Genetron Health also partners with global biopharmaceutical companies and offers customized services and products. For more information, please visit ir.genetronhealth.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Genetron Health may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Genetron Health’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; the laws and regulations relating to Genetron Health’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Genetron Health’s filings with the SEC. All information provided in this announcement and in the attachments is as of the date of this press release, and Genetron Health does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact
Email: ir@genetronhealth.com